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                                                                  Exhibit J


                                     Form of Letter


                                     August 15, 1995

[Name]
The Perkin-Elmer Corporation
761 Main Avenue
Norwalk, CT  06859-0001

Dear [Name]:

              We are long-standing shareholders of Perkin-Elmer stock, and are deeply frustrated by the stock's poor performance, particularly in light of the company's business potential and the vibrant equity markets which have left Perkin-Elmer behind. We have studied the company carefully and believe strongly in the spin-off strategy to build shareholder value which is described in this letter. By sharing our thoughts directly with you, we hope that we might work together constructively to help Perkin-Elmer achieve its full potential.

              We have entered an era in which members of Boards, who represent the interests of the shareholders, can no longer ignore the persistent message of the markets. In this spirit, we ask that you consider our ideas and give us an opportunity to explain them to you directly at your meeting this week.

              Urgency stems from the forthcoming management succession and the impact of your CEO selection on the success of any new strategy. We believe that it is now the Board's responsibility to determine the strategic direction that Perkin-Elmer will take, and that this should be finalized before naming a new CEO. In particular, several of the options the Board must consider would require hiring two, not one, chief executives, to manage two very different businesses.

              We strongly believe, given our Company's position and markets, that the dominant strategy for delivering shareholder value is to split into two separate operations - one focused on Life Science, one on Analytical Instruments. This would allow each operation individually to maximize its opportunities in the capital markets. P-E Life Sciences would trade at a premium P/E to its growth rate, and its stock become an inexpensive currency to use for appropriate acquisitions, and thus accelerate its growth further. P-E AI could also use a different capital
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structure, appropriate to its strategy of total business productivity improvement and leading the industry's consolidation.

STOCK PERFORMANCE

              Over the last 10 years, while the S&P 500 has returned over 15% annually, Perkin-Elmer stock has returned only 4.6% per year, just barely over the rate of inflation. Recent under-performance against a group of competitors is even more dramatic:


                                           TOTAL RETURN                          ANNUAL RETURN
                                      -------------------------            --------------------------
                                      2 yrs     5 yrs      7 yrs           2 yrs      5 yrs     7 yrs
                                      -----     -----      -----           -----      -----     -----
Thermo Instruments                     43%       340%       542%           19.4%      34.4%      30.4%
Hewlett-Packard                       122%       283%       232%           48.9%      30.8%      18.7%
S&P Electronic Instruments            105%       251%       212%           43.0%      28.5%      17.6%
Varian Associates                     113%       245%       305%           46.0%      28.1%      22.1%
Dionex                                 48%       126%        69%           21.7%      17.8%       7.8%
S&P 500                                33%        83%       157%           15.1%      12.9%      14.4%
Perkin-Elmer                            8%        70%        78%            3.9%      11.2%       8.6%

                 Over the years, Perkin-Elmer has endured frequent restructurings, but these actions missed the core issue: Perkin-Elmer needed a substantial, fundamental change in its productivity levels, and a performance-driven management culture. We share Mr. Gaynor Kelly's view that Perkin-Elmer's Analytical Instruments business should earn operating margins of at least 10%, and Life Sciences in excess of 15%. The failure to deliver these results, after years of promises, makes it imperative to act decisively now, before a new CEO is hired.

ANALYTICAL INSTRUMENTS

                 The instruments business is mature, with slow growth and few opportunities for profitable internal investment. As the market leader in several sectors, AI should also be the leader in profitability. A successful strategy for managing an industry's post-growth phase is not difficult to lay out:

                 .       Improve sales and service productivity
                 .       Reduce R&D and capital expenditures
                 .       Maximize cash flow and minimize capital costs
                 .       "Eat or be eaten"





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                 The last point is key.  A mature industry will consolidate.
Either lead the charge, or be prepared for the stampede. For example, look at Thermo Instrument's recent acquisition activity:

DATE     SELLER                            DESCRIPTION                                             PRICE
----     ------------------------          -------------------------------------------             -------
pending  Fisons                            Scientific Instruments Division                         $320MM
5/95     Gould Instrument Systems          oscilloscopes & data acquisition instruments            $25MM
1/95     Imo Industries                    Baird Analytical Division                               $12.3MM
9/94     IRT Corp.                         X-ray inspection systems                                $7.3MM
3/94     Baker Hughes                      EnviroTech Measurements & Controls                      $90MM
1994                                       various                                                 $11MM
2/93     Spectra-Physics Analytical        liquid chromatography & cap. electrophoresis            $67MM
                                           anal. instruments
1993                                       various                                                 $36MM
8/92     Nicolet Instruments               analytical test & biomedical instruments                $179MM
5/92     Gas Tech                          worker safety instruments; gas detection                $28MM
                                           & monitoring systems
5/90     Finnigan                          industrial & scientific instruments                     $110MM
1/90     Thermo Environmental              testing, nuclear health physics,               4,662,000 shares
                                           environmental services                         (approx. $75MM)
4/89     Milton Roy                        LDC Analytical (liquid chromatography)                  $21MM
4/89     Andrews & Clark                   infrastructure engineering services                     $2.2MM
4/89     N.H. Bettigole                    infrastructure engineering services                     $2.1MM
1988     Xetex; Reactor Experiments        nuclear radiation monitoring                            $2.5MM

                 "Eat or be eaten". Over the last 7 years, Thermo Instruments has had a total return almost 7X that of Perkin-Elmer's; their 1994 operating margin was 14.8%. Thermo Instruments' management, and their Board, have focused on maximizing the returns to their shareholders. They have been strategically proactive, and they have been successful.

                 Responding to earnings pressures by disposing of $200 million+ of unprofitable product lines is not an optimal solution. Even a strategic buyer, could one be found, would not value these mediocre revenues very highly. The minimal capital that such sales would free up, and the marginal costs they would eliminate, will add little value to the business. The result would be a smaller revenue base and lower employee morale, with no significant cash gain; a process that would be repeated a year or two later when operations remained dismal.

                 Instead, admit that reversing AI's low profitability demands massive structural changes, not surgical removal of a few weak products. The key to being the successful #1 competitor is to consolidate the industry's revenue base while maintaining, or increasing, margins. This requires the discipline to absorb other operations while cutting costs and improving productivity, while minimizing capital costs by judicious positioning in the capital markets. Before AI can lead consolidation, it has to improve sales and service productivity, and be restructured to minimize capital costs. An acceptable target would be 10% operating margins, although management should aim-and could produce-even higher, as Thermo Electron has.





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LIFE SCIENCES

                 Perkin-Elmer's acquisition of Applied Biosystems gave it a significantly dominant position in a high-growth industry that requires ongoing long-term investments in R&D. With its strong PCR patents, this business is unlikely to be jeopardized. Aggressively run, Life Sciences will remain on the technological leading edge, returning 15%+ operating margins and growing at least as fast as the industry's 15-20%+. Over time, recurring revenues from high-margin reagents and other consumables - presently about 40-50% of sales - will add stability and margin expansion to Life Sciences' total revenues. With earnings growth exceeding revenue growth, Life Sciences stock on its own would command a multiple higher than its secular earnings growth rate.

RECOMMENDATION

                 There are few advantages to keeping these two disparate businesses together under one corporate roof. One requires thoughtful cost-cutting and strategic industry consolidation; the other aggressive growth and well-managed investment. There are only minor cost-savings from joint use of offices (not an insurmountable issue - note that AT&T and the Baby Bells are still sharing facilities), but the conflicting demands are a management distraction.

                 We suggest spinning off the Life Sciences business, tax-free, to shareholders, and recapitalizing the Analytical Instruments business.

BENEFITS

         . Segmenting the capital markets allows each company to pursue its appropriate strategy at the lowest possible cost-of-capital.

         . Demand for each company's shares will increase and the price will rise. Value will be created.

WHY SEGMENT THE CAPITAL MARKETS?

         . As a stand-alone operation unburdened by the low-growth concerns clouding AI, Life Sciences can present itself to the markets as the strongest participant in a high-growth industry. Increasing reagent sales will reduce earnings volatility and improve revenue visibility, while providing margin expansion. This results in steady growth higher than the industry's, earning Life Sciences' stock a multiple higher than the industry's growth rate.

                 This high-multiple stock would be a low-cost currency for the company to use for acquisitions and attracting management talent, actions that will reinforce the company's above-industry growth.





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         .       Because it participates in a low-growth industry, AI needs cash flow both for acquisitions and to return to shareholders. As an independent entity unburdened by the needs of cash-guzzling Life Sciences, AI can approach the markets to replace 30-50% of its expensive equity capital with less expensive debt. The short-term burden of increased fixed charges provides immediate encouragement for management to maximize internal efficiency and productivity and focus critically on improving cash flow.

                 When operations have improved, AI's cash flow will be strongly positive and its earnings spread over a smaller equity base. With cash, AI can acquire other business that leverage its distribution system, and be proactive in consolidating the industry. Over time, its role as industry leader with significant share and cash-generating, profitable operations is reinforced.

WHY WOULD DEMAND FOR SHARES INCREASE?

         . IMPROVED WALL STREET COVERAGE. Perkin-Elmer is presently under-followed by Wall Street sell-side analysts, because with two unrelated businesses it does not fit into their industry specialties. On the other hand, there are many analysts who specialize in instruments, or in medical technology, and they will initiate coverage, write reports, and make recommendations soon after Perkin-Elmer begins trading as two companies. This will increase demand for each company's shares.

         . BUY-SIDE SEGMENTATION. "Growth investors with an interest in the life sciences are discouraged by the mature and slow-growing instruments business, while "value" investors are hesitant to invest in emerging and high-priced technologies. By splitting, each stock is able to interest a greater number of investors, increasing market demand.

WHEN WILL VALUE BE CREATED?

         . SHORT-TERM VALUATION. A split will result in some immediate valuation improvement as investors "discount to the present" the improved future prospects of the two companies. With each newly independent operation having found its lowest-cost position in the capital markets, and with appropriate analysts and investors focused on the particular businesses that interest them, and with managements that are single-mindedly committed to the success of a more homogenous business, the earnings and growth potential for each operation is greater than it was when they were entwined. Value is created the moment a split is announced. In fact, Perkin-Elmer stock has recently risen from 29 to 33, just on the market's assumption that "something is happening".





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         .       LONG-TERM VALUATION.  Especially exciting is the increased earnings prospects, and commensurate market valuations, of the independent businesses over time. Here, the impact of the segmented capital markets roles is greatest. Over time, Life Sciences would be able to maintain its above-industry growth rate for a little bit longer, its high-multiple stock facilitating a number of strategic and niche-filling acquisitions. Likewise, AI's role as industry consolidator wouldn't waver, because each purchase would be brought quickly into the organization, its costs reduced, and cash flow would emerge even higher. Over the perspective of three or more years, each operation would grow more than it could have under the joint Perkin-Elmer roof; each operation would have lower capital costs to finance its investments, and each business would be supported by an investment community that is focused and committed.

                 Perkin-Elmer is at a critical junction. The appointment of a CEO, and the strategic decision about the company's best financial and operational structure, must not be made in isolation. As shareholders, we have been patient but we have not been rewarded. The Board must not allow this great opportunity to pass. We ask you to hear us, to represent us, and to do what is best for all shareholders of Perkin-Elmer.

                                                Sincerely,


                                                Purnendu Chatterjee